

November 13, 2009

<u>**Via Facsimile (917) 777-3360 and U.S. Mail**</u>

Daniel E. Stoller, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036

**Re:     Presidential Life Corporation**
**        Schedule 13D**
**        Filed February 17, 2009 by Herbert Kurz**
**        File No. 005-31681**

**        Preliminary Proxy Statement on Schedule 14A**
**        Filed November 6, 2009 by Herbert Kurz**
**        File No. 000-05486**

Dear Mr. Stoller:

        We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**<u>Schedule 13D</u>**

1.      We note that Mr. Kurz filed his initial Schedule 13D on February 17, 2009. Please tell us the basis upon which Mr. Kurz did not any Schedule 13D or G prior to this date.

2.      On a related note, we refer to the Schedule 13D filed by the Kurz Family

Foundation also on February 17, 2009.  While we recognize the Foundation is not solely represented by Mr. Kurz, please notify Mr. Kurz and the Foundation of our comment.  Tell us why the Schedule 13D reporting an event in October 2008 was filed in February 2009.  We note that Rule 13d-1(a) requires the filing to be made within 10 days of the acquisition of beneficial ownership of more than five percent of the class.  Also, tell us why there is no facing page included for each of the Foundation's three directors, who appear to have beneficial ownership of the reported shares.

**Preliminary Schedule 14A**

3. Please revise the cover page of the Schedule to name the nominees.

4. We note that throughout the proxy statement you refer to Mr. Kurz being the beneficial owner of approximately 8.2% of the company's shares.  We also note that Mr. Kurz is one of three directors of the Kurz Family Foundation, which holds an additional approximate 20.8% of the shares.  Please tell us why you apparently believe that Mr. Kurz does not have beneficial ownership of the shares held of record by the Foundation.  If you determine that Mr. Kurz has beneficial ownership of these shares, please revise your proxy statement, including the beneficial ownership table on page 13.

Background and Reasons for the Consent Solicitation, page 3
Reasons for the Consent Solicitation, page 4

5. Please tell us what consideration you have given to consolidating the disclosure in this section and in the section entitled "Reasons for the Consent Solicitation" and avoiding repetition of the disclosure in each section.

6. Please revise your proxy statement throughout to acknowledge, each time that Mr. Kurz addresses board actions taken or not taken with which he disagrees, that he was serving as a director when those actions were taken or not taken. For example, address on page 4 Mr. Kurz's role in the board's failure to provide strategic vision for the Company and in assessing Mr. Barnes's qualifications to be the chief executive officer.

7. Please provide support for the following:

   - Your assertion that Mr. Kurz's suggestions to senior management and the board of directors were "consistently opposed" (page 3);

- Your assertion that, during the board's consideration of a succession plan for Mr. Kurz, Mr. Kurz "repeatedly requested that the Board undertake a discussion of the qualifications of a" CEO (page 4);
- Your assertion that the board's took several "unusual" actions to strip Mr. Kurz of his power and authority (page 5). Explain what made those board decisions unusual and also how the restrictions described in your disclosure limited Mr. Kurz's ability to serve as the chairman of the board of directors; and,
- Mr. Kurz's belief that the company's success has been the result of the company being cost-conscious and that the board and leadership have departed from that principle (page 5).

8.   Please revise your reference to the Schedule 13D filings by Mr. Kurz and the Foundation to state that the filing was made on February 17, 2009, not February 13, 2009.

9.   See our related comment above. Your disclosure indicates that Mr. Kurz believes that the "Board never discussed the required abilities of a Chief Executive Officer, never conducted a search to identify the best qualified person for such position and never evaluated Mr. Barnes' abilities for such position." Please revise to explain why the disclosure appears as Mr. Kurz's belief: was he absent from board meetings at which the succession was discussed?

10.  Please explain the relevance of the CGQ measurement and its effect on the company.

11.  Please explain how Mr. Kurz and his nominees would exercise "greater discipline" in managing the company's investment portfolio. Disclose also whether the current board has shown a lack of discipline in this respect.

Proposal 1: Removal of Directors, page 6

12.  Please provide us your detailed legal analysis under Delaware law with respect to your ability to remove directors that have not been appointed at the time of your solicitation.

Proposal 2: Amendment to Bylaws Fixing Number of Directors, page 6

13.  Please revise your disclosure to describe both the positive and negative effects of this proposal on the company and on its security holders. Apply this comment also to Proposal 4.

Proposal 3: Election of Nominees, page 6

14.     Please tell us the authority upon which you are relying to conclude that vacancies
        on the board of directors may be filled through shareholder action and that such
        action may be effected through written consents.

15.     Clarify that each nominee also has agreed to serve if elected. See Rule 14a-4 (d).

16.     We note the participants have reserved the right to appoint an unidentified
        substitute nominees.  Advise us, with a view toward revised disclosure, whether
        the participants are required to identify or nominate such substitute nominees in
        order to comply with any applicable company advance notice bylaw.  In addition,
        please confirm for us that should the participants lawfully identify or nominate
        substitute nominees before the meeting, the participants will file an amended
        proxy statement that (1) identifies the substitute nominees, (2) discloses whether
        such nominees have consented to being named in the revised proxy statement and
        to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of
        Schedule 14A with respect to such nominees.

17.     We note that if your nominees are elected, they will constitute a majority of the
        board.  Please tell us, with a view towards revised disclosure, whether this would
        effect a change of control under any agreement to which the company is party
        and, if so, the potential effect of such a determination.

Proposal 4: Repeal of Additional Bylaws or Bylaw Amendments, page 9

18.     We note that the proposals are not conditioned upon each other and that this
        proposal No. 4 addresses bylaws adopted or amended through the date on which
        your nominees are directors of the company.  Please revise your disclosure to
        address the possibility that this proposal is adopted but none of your nominees are
        elected (i.e., how does a security holder know the end date of the period you
        intend to cover with this proposal?).

19.     Disclose that approval of this proposal would result in the repeal of additional
        bylaws or amendments that may be aligned with security holder interests.

Annex A

20.     Please explain supplementally, with a view toward revised disclosure, the
        meaning of the first sentence under the heading "Shares Held by Participants" as
        it relates to the nominees other than Mr. Kurz.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T.  We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP."  In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions